ChromaDex Corporation
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024
(310) 388-6706

June 24, 2020

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Ada D. Sarmento

Re:
ChromaDex Corporation
   Registration Statement on Form S-3
   Filed: June 12, 2020
   File No. 333-239144

Acceleration Request

Requested Date: June 26, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Friday, June 26, 2020, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Matthew T. Browne of Cooley LLP at (858) 550-6045.

Sincerely,

ChromaDex Corporation

By: /s/ Kevin M. Farr
           Kevin M. Farr, Chief Financial Officer